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                                                                    EXHIBIT 99.5


                                      LOGO

                                     , 2000

To Our Stockholders:

     You are cordially invited to attend a special meeting of stockholders of
Seagate Technology, Inc. to be held on              , 2000 at 9:00 a.m., Pacific
Time, at                                located at
                                                    .

     Seagate, VERITAS Software Corporation and Suez Acquisition Company (Cayman) Limited, a company formed by a group of private equity firms, are proposing to engage in a three-party transaction involving the sale of Seagate's operating assets to Suez Acquisition Company, followed by a merger between Seagate and a subsidiary of VERITAS. Seagate's senior management team will also be participating in the transactions through an equity investment in the entity that will hold Seagate's operating assets following the leveraged buyout.


     The transaction is very complex, and we have described it in greater detail in the Joint Proxy Statement/Prospectus of Seagate and VERITAS included in this mailing. The combined transaction involves:



     - a cash sale to the private equity group of Seagate's operating assets that will result in a net cash payment of approximately $1.235 billion and the assumption by the private equity group of substantially all of Seagate's liabilities. The cash payment is subject to certain adjustments and will be reduced by the value of equity converted by members of Seagate management into equity in the entity that will own Seagate's operating assets following the leveraged buyout. On a per share basis, after giving effect to Seagate's current estimate of these adjustments, and based on Seagate's estimated cash balance as of July 28, 2000, the cash per share that will be available for payment to Seagate's stockholders in the merger is approximately $5.85 per share; and


     - a subsequent merger between Seagate and a subsidiary of VERITAS in which Seagate's stockholders will collectively receive:

      - 109,330,300 shares of VERITAS common stock;


      - an additional number of shares of VERITAS common stock with a market value determined shortly before the completion of the merger that is intended to be approximately equal to a negotiated discount to the market value of Seagate's ownership of Gadzoox Networks and Lernout & Hauspie securities;



      - approximately $5.85 in cash per Seagate share, less the amount of cash VERITAS may elect to retain in the merger as discussed in the next bullet point;



      - if VERITAS elects to retain some of the estimated $5.85 in cash, additional shares of VERITAS common stock with a market value determined shortly before the completion of the merger that is intended to be approximately equal to

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        the amount of cash that VERITAS retains, up to a maximum of $750 million; and

      - an interest in future cash proceeds attributable to tax refunds and tax credits attributable to Seagate which may be received or utilized following the completion of the combined transaction.


     Based upon the market prices of VERITAS common stock and Seagate's investment securities as of August 22, 2000, Seagate's estimated cash balance as of July 28, 2000, the total number of fully-diluted outstanding shares of Seagate common stock as of June 30, 2000 and after giving effect to all currently estimated adjustments, Seagate's stockholders would receive:



- $5.85 per share in cash and $51.67 per share in VERITAS common stock if VERITAS elects to retain no cash;



- $3.75 per share in cash and $53.77 per share in VERITAS common stock if VERITAS elects to retain $500 million of cash and;



- $2.70 per share in cash and $54.82 per share in VERITAS common stock if VERITAS elects to reduce the cash paid in connection with the merger by $750 million.



     Please note that these amounts are only estimates and that the value of the stock portion will vary daily based primarily on the value of VERITAS common stock. The actual cash and share amounts will not be determined until shortly before the completion of the merger.



     A helpful way to understand the combined transaction is to categorize Seagate's existing assets into five categories: operating assets; investment securities; cash; VERITAS stock; and potential tax refunds and credits. In the leveraged buyout, the private equity group will purchase Seagate's operating assets, including $765 million of Seagate's cash, for a gross price of $2 billion. Because the buyout group is purchasing $765 of Seagate's cash, the net cash payment in the leveraged buyout is approximately $1.235 billion (subject to some adjustments). In the merger between Seagate and a VERITAS subsidiary, Seagate's stockholders will receive shares of VERITAS common stock and cash with a combined value that is intended to be approximately equivalent to the value of Seagate's cash on hand (consisting of the net cash received by Seagate from the sale of its operating assets to the private equity group, and any other cash on hand, less an amount of cash required to repay or redeem existing debt, estimated tax liabilities and transaction expenses), and Seagate's investment securities and shares of VERITAS common stock, after applying negotiated discounts with respect to the investment securities and VERITAS stock. In addition, Seagate's current stockholders would also receive the benefit of tax refunds and credits attributable to Seagate's pre-merger taxable periods to the extent those refunds and credits are received or utilized by VERITAS.



     From Seagate's perspective, the primary purpose of the combined transaction is to enable Seagate's stockholders to realize the value of a significant portion of the VERITAS stock currently held by Seagate in a manner that should not subject Seagate or them to an immediate tax liability. Seagate currently owns 128,059,966 shares of VERITAS common stock. If Seagate were to distribute this VERITAS stock to its stockholders through a dividend or other form of distribution, both Seagate and its stockholders would incur an immediate tax liability. For example, the corporate tax and the type of distribution would be approximately 40%. Seagate and VERITAS have agreed to effect the merger in which

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Seagate's stockholders will collectively receive 109,330,300 shares of VERITAS common stock in exchange for their Seagate stock, and the 128,059,966 shares of VERITAS stock that Seagate currently holds will thereafter be indirectly owned by VERITAS. Seagate's stockholders will receive fewer shares of VERITAS stock in this merger than Seagate currently holds because VERITAS negotiated a discount, which is approximately 14.6%, compared to the 40% comparable tax rate. Seagate's stockholders should receive these VERITAS shares on a tax-free basis.



     VERITAS is not willing to acquire Seagate's operating assets. Therefore, another purpose and required component of the transaction is to sell Seagate's operating assets prior to the merger. The $2 billion (subject to some adjustments) that Seagate will receive from the private equity group in exchange for its operating assets and $765 million of cash reflects the negotiated value of those operating assets.


     From VERITAS' perspective, the primary purpose of the transaction is to acquire the block of VERITAS stock currently held by Seagate at an effective discount of 14.6% and eliminate Seagate as its single largest stockholder. From the private equity group's perspective, the primary purpose of the transaction is to purchase Seagate's operating assets and thereafter control Seagate's operating business.


     As we noted at the outset of this letter, the combined transaction is very complex and any overview necessarily will be incomplete. Appendix A to this letter contains a graphical depiction of the asset transfers, payments and other distributions associated with the combined transaction, which we hope will be helpful as you read the Joint Proxy Statement/Prospectus.



     After careful consideration, Seagate's board of directors has approved both the leveraged buyout and the merger between Seagate and a subsidiary of VERITAS, and has determined them to be fair to and in the best interests of Seagate and its stockholders. Your board of directors unanimously recommends a vote FOR the leveraged buyout and FOR the merger.


     It is important that you use this opportunity to participate in the affairs of Seagate by voting on the proposed transactions to be considered at the special meeting. Whether or not you expect to attend the special meeting, please complete, date, sign and promptly return the accompanying proxy in the enclosed postage-paid envelope so that your shares may be represented at the special meeting. YOUR VOTE IS VERY IMPORTANT. Returning the proxy does not deprive you of your right to attend the special meeting and to vote your shares in person.

     Sincerely,

     Gary B. Filler                                  Lawrence Perlman
     Co-Chairman of the Board                        Co-Chairman of the Board

               This document is dated              , 2000 and was
                    first mailed to stockholders on or about
                                            2000.
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                   [Asset Transfers and Payments Flow Chart]


 * Consists of shares of Gadzoox Networks and Lernout & Hauspie, to the extent not sold prior to the completion of the merger. All other investments are included in the operating assets.



** Estimated at $5.85 per share. Equal to Seagate's existing cash plus $2.0 billion (less value of rollover equity) received in the leveraged buyout, minus $765 million of Seagate's cash to be acquired by Suez Acquisition Company, approximately $787 million necessary to repay or redeem Seagate's existing debt, $374 million to satisfy tax withholding obligations arising in connection with the acceleration of Seagate options, $67 million for transaction costs, $150 million required to satisfy Seagate's estimated tax liabilities, and from $150 million to $300 million to be withheld and deposited in a trust pending the resolution of some Seagate tax audits. Does not give effect to VERITAS' right to elect to reduce the cash paid in connection with the merger by $500 million or $750 million and to issue additional VERITAS shares in place of that cash, resulting in estimated net cash per share of $3.75 and $2.70, respectively.

                                      LOGO


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS



To Our Stockholders:



     A special meeting of stockholders of Seagate Technology, Inc. will be held
at 9:00 a.m., Pacific Time, on              , 2000, at        located at
             , for the following purposes:



     1. To consider and vote upon a proposal to authorize and approve a Stock Purchase Agreement, dated as of March 29, 2000, as amended, by and among Suez Acquisition Company (Cayman) Limited, Seagate and Seagate Software Holdings, Inc., and the sale by Seagate of all of its operating assets pursuant thereto.



     2. To consider and vote upon a proposal to adopt and approve an Agreement and Plan of Merger and Reorganization, dated as of March 29, 2000, as amended, by and among VERITAS Software Corporation, a wholly owned subsidiary of VERITAS, and Seagate, and the merger of Seagate with a wholly owned subsidiary of VERITAS pursuant thereto.



     3. To transact any other business that properly comes before the special meeting or any adjournments or postponements thereof.



     The attached document describes in more detail the stock purchase agreement, the merger agreement and transactions contemplated thereby. We encourage you to read the entire document carefully.



     We have fixed the close of business on August 24, 2000 as the record date for the determination of stockholders entitled to vote at the special meeting. Only holders of record of Seagate common stock on the record date are entitled to notice of and to vote at the special meeting.



                                              By Order of the Board of Directors


                                              of Seagate Technology, Inc.



                                              William L. Hudson


                                              Senior Vice President,


                                              General Counsel and Corporate
                                              Secretary



Scotts Valley, California


             , 2000



TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AT THE SPECIAL MEETING.